Mail Stop 4561

January 16, 2007

VIA U.S. MAIL AND FAX (212) 593-5769

Mr. Alan P. Hirmes
Chief Executive Officer and Chief Financial Officer
Related Independence Associates, Inc.
625 Madison Avenue
New York, NY 10022

> **Re:** **Independence Tax Credit Plus L.P.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 22, 2006**
> **File No. 033-37704**

Dear Mr. Hirmes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2006

Note 11 – Commitments and Contingencies, page 64

1. In light of the fact that the Creative Choice Homes II partnership is in default on mortgage notes and has incurred significant operating losses, please tell us what consideration you gave to evaluating the long-lived assets of the partnership for impairment. Reference is made to paragraph 8 of SFAS 144. Additionally, tell us what your policy is for evaluating impairment on real estate properties and what

consideration you have given to disclosing this policy in your Summary of Significant Accounting Policies.

<u>Exhibit 31.1 Certification</u>

2. Please confirm to us that you will revise your certifications in all future filings as follows:

    a. Exclude the title of the certifying individual from the opening sentence;
    b. replace all references to the "Partnership" with "registrant" throughout the certification; and
    c. revise the language in paragraphs 4, 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

Additionally, please confirm for us that the officers of the Company have signed the certifications in a personal capacity.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz, Jr.
Senior Staff Accountant